CEO & CFO on Outlook
Open Briefing interview with CEO Terry Stinson and CFO Keith Halliwell	Orbital Corporation Limited 4 Whipple Street Balcatta WA 6021

In this Open Briefing®, Terry and Keith discuss:

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Loss for full year reflects lower level of Consulting Services work

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Cash flow improvement in second half

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Strategic focus on Systems Sales to drive future growth

Record of interview:

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Orbital Corporation Limited (ASX: OEC) reported a net loss of $3.05 million for the year ended 30 June 2012, versus profit of $1.76 million in the previous year, on revenue of $22.12 million, up 35 percent.  You are targeting a return to profit in the current year ending June 2013.  To what extent will any return to profit depend on successful delivery of your heavy fuel engines for AAI’s Aerosonde Small Unmanned Aircraft System (SUAS) Unmanned Aircraft Systems contract?  What are the key risks to achieving profit?

CEO Terry Stinson

The AAI contract is important. This is a significant new product line for Orbital and to realise future growth potential, we will need to deliver it successfully.  Having said that, the UAS initiative is only one part of our business, we also need to deliver in other areas over the coming year.

We see AAI as an exciting new opportunity for Orbital to expand into a growing market where we have a unique technical capability.  This project is quite different from previous projects, for example, Changan.  Changan was a technical demonstration program with the hope of going to production.  The AAI product has moved beyond technical demonstration.  We’re now in low volume production and our customer AAI is supplying its UAS product to its customers.  This is another example of our move from engineering services into systems supply.  While the project is going well so far, and we expect long term success, there’s always an element of risk in launching a new product.

The risks to profits can extend to our other businesses.  We need to add projects to our Consulting Services order book and successfully deliver the ones in the pipeline.  Our Orbital Autogas Systems (OAS) business continues to face tough market conditions, however deliveries to Ford for the EcoLPi are expected to be reasonably stable.  Sprint Gas Australia will need to continue to deliver, as it has in the past, even in a very subdued market.

What happens in the global macro environment obviously affects Orbital’s core businesses as well as Synerject.  Provided the worldwide economy is stable, we expect to be able to achieve a profit for the year.

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The System Sales business booked EBIT of $0.38 million in FY2012, versus a loss of $0.76 million in the previous year.  Revenue was $14.02 million, up from $5.84 million, reflecting contributions from Sprint Gas, which you acquired in May 2011, and from sales of the Liquid LPG system (Liquid LPi) which you’re supplying to the EcoLPi Ford Falcon launched in the first half.  Given the subdued LPG systems market, how sustainable are the profits and are there any signs of recovery in the LPG systems market?

CEO Terry Stinson

Making a profit in this market is challenging.  The LPG market is at its lowest level since around 2003, and our Ford volumes are well below what we, and Ford, expected.  However, OAS and Sprint Gas have done a good job of adjusting their costs to their sales over the year.

We believe the businesses are sustainable at current levels.  There is very steady demand from commercial users that has always underpinned the LPG systems market and we can achieve profit, albeit slim, in that underlying market.  The better question might be, what happens when petrol prices go up – and traditionally, when petrol prices go up, demand for LPG systems also goes up?  History indicates that the LPG business grows significantly on the back of petrol price increases.  We’re well positioned to take advantage of positive changes in this market.  There has been a lot of consolidation in the LPG industry; some major suppliers have left the market.  Between OAS and Sprint Gas, I feel that we’re now the biggest player in LPG in Australia and that will give us a significant advantage in a more buoyant market.

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System Sales’ contract for AAI’s SUAS is worth up to $4.7 million.  What have been the up-front costs of setting up the facilities for the contract and what has been the progress in fulfilling the contract to date?  What potential is there for further work from AAI once the contract is completed?

CEO Terry Stinson

Our up-front costs have been minimal because we’ve been able to redeploy a large part of our resource base from our existing development and test facility.  This includes facilities and manpower.  We had to make a few minor modifications to adapt the facility to suit engine and system production, and we also had to re-train and redeploy some of our technical staff.  As we already had existing infrastructure and an experienced workforce, we’ve been able to move relatively quickly and cost effectively to deliver this new opportunity.

The potential for future work is good.  In addition to AAI, there are many other UAS suppliers in the market that need a heavy fuel solution.  There’s a lot of activity in the UAS market, and every indication that demand will continue to grow.  Projections indicate that the overall UAS market could double in the next five years.

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Synerject, Orbital’s 42 percent owned associate, made a $3.48 million equity contribution to earnings in FY2012, up 8 percent from the previous year.  Synerject’s US dollar NPAT was US$8.04 million, up 10 percent, and although free cash flow after capex fell to US$3.24 million from US$8.52 million, Orbital’s cash dividends received from Synerject increased 28 percent to $1.54 million.  What was behind the drop in free cash flow and what is the outlook for dividends in the current year?

CFO Keith Halliwell

Synerject’s free cash flow decreased due to increased working capital, which simply reflected timing issues.  Synerject spent about US$1.3 million on plant and equipment, which was similar to previous years and operating cash flow before working capital movements and capex was similar to FY2011.  It should also be noted that Synerject’s reported profit included some non-cash items, so its cash position is healthy.

Synerject paid shareholders a total of US$3.9 million in dividends during the year and repaid US$0.8 million in bank loans.  Synerject’s dividends are determined by the level of profit, which at this stage we expect to continue to increase and we don’t anticipate any major or abnormal cash requirements in the current year.

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Consulting Services booked an EBIT loss of $2.26 million, versus profit of $0.16 million in the previous year, on revenue of $7.13 million, down 25 percent.  In the second half, revenue fell to $1.76 million, compared with $5.37 million in the first half.  The order book stood at $1.0 million as at 30 June, down from $3.9 million a year earlier.  To what extent does this reflect the impact of the strong Australian dollar?  What progress have you made in your strategy of targeting more domestic business?

CEO Terry Stinson

The strong Australian dollar is definitely impacting our ability to win orders in our traditional markets.  Customers in these markets are not spending, or are moving to alternative sources, because we’re significantly more expensive based on the exchange rates.  For US customers, our effective price has gone up by 30 to 40 percent over the last few years, which has had a big impact on customer decision making.  We don’t expect a change in these markets anytime soon.

Unfortunately, our domestic market also continues to struggle.  It’s been widely publicised that the Australian automotive sector is suffering, and this includes some of our key past customers who are not currently outsourcing engineering programs.  Also, the Federal Government, which was previously a big user of our facilities for testing vehicle emissions and alternative fuels, has only undertaken minimal testing and consulting in recent years.  Based on our observations of the market, the Federal Government is not spending any money on understanding or improving vehicle emissions at this time.

Thankfully, we recently won some significant business in India in alternative fuels, specifically in gaseous direct injection, which is one of our new areas of expertise.  We’re targeting this type of business, and similar to what we’ve done with Ford in Australia, we aim to turn an engineering project into a system supply contract.  India is one of the largest markets in the world for alternative fuels.  As noted at our last AGM, we’re targeting alternative fuels in India as a key part of our strategic growth plan.

We’ve made some inroads into providing products and services to the mining and resources industry here in Western Australia.  One example is the LNG systems project we’re currently supporting for Toll Mining Services.  So far the product has been well received.  Other potential customers in the LNG systems market are watching our progress with interest.  We’re developing other products that have good potential for mining and resources.  In our area of expertise, engines and systems, the mining and resources sectors tend to be technology takers rather than technology developers.  Customers are looking for robust and reliable products and systems.  This is a new market for Orbital and we’re learning.  While we have some good ideas and interest from customers, it’s going to take time to develop the market and build customer confidence.

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What scope is there to cut costs in Consulting Services and what are the most prospective areas for the business in the medium term?

CEO Terry Stinson

We’ve cut costs in Consulting Services and we’ll continue to refine the business.  There is a fine balance that we need to achieve as we work to diversify our business, grow our top line, and deliver sustainable profits.  The engineers and technicians supporting our Consulting Services business are also responsible for developing new products like the engine system for AAI.  As we manage costs, we need to recognise that we may also be cutting capability and potentially limiting our ability to innovate and develop new product streams for the future.  We also have to recognise that any kind of restructuring costs money.  All these factors enter our decision-making processes as we refine our plans for the future.

The silver lining related to Consulting Services costs is that we’ve been able to redeploy a portion of the resources into our systems supply business initiatives.  Some of our people, who were previously doing R&D and running test cells, are now building engines and we’re all happy to have this new business in Balcatta.  We don’t necessarily feel we need to get Consulting Services revenue back to where it was; we’d rather have a few engineering contracts flowing to develop new leads and in parallel further increase the System Sales business so we can continue to transfer our resources to supporting recurring revenue streams.

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Royalty and Licence EBIT was $0.46 million for the year, down from $0.61 million, on revenue of $0.97 million, down from $1.08 million, reflecting the stronger Australian dollar and a marginal reduction in volumes.  With your strategic emphasis now on System Sales, what is the longer term outlook for your royalty and licence revenue flow?

CFO Keith Halliwell

We have a strong patent portfolio and anticipate that we’ll continue receiving royalties from existing customers as those customers continue selling product.  Royalty income decreased in the past year due to reduced volumes, particularly in the US marine market.  We obviously have an opportunity for increased royalties as the economy and discretionary spending improves.

Strategically, we’re transitioning the business from license and royalties to system supply therefore while it’s not out of the question, we don’t anticipate new royalty revenues customers in the near future.  On the other hand, we also don’t anticipate that our royalty flow will diminish in any significant way in the near future.

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Orbital booked net operating cash outflow of $4.24 million for FY2012, versus outflow of $1.79 million in the previous year.  In the second half, cash outflow reduced to $0.51 million from $3.73 million in the first half, reflecting a reduction in working capital from its peak at the end of the first half.  To what extent will your greater focus on System Sales mean a material increase in your working capital needs?

CFO Keith Halliwell

There’s no doubt that we’ll require working capital to support new System Sales, but that investment will go hand in hand with new revenue streams.  Last year we funded a significant increase in System Sales, much of it for the new EcoLPi product line.  We anticipate a further increase in System Sales revenue this year, not only from the recent UAS order but also from a full year of EcoLPi volumes.  How material any increase in working capital will be in future depends on how well the various products go.  We’re very mindful of these working capital requirements, focussed on this in the second half, and will continue to do so going forward.

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As at 30 June 2012, cash and equivalents stood at $5.17 million, down from $6.87 million a year earlier.  What level of confidence do you have that this is an adequate cash buffer for the business in the current environment?

CEO Terry Stinson

Our future cash needs will be impacted by growth projects like AAI, and by what happens in the markets we serve.  We need an uptick in our Consulting business because it’s costing us some cash, but we’ve got plans for recovery in that business.  We also need Synerject to maintain its momentum, and for our LPG markets to maintain at least their current levels.  In May, we released a market update and closed this release noting that the board is looking at capital management options.  We continue to review our options and since that time have been able to manage our cash buffer to be at an acceptable level.

CFO Keith Halliwell

As we discussed earlier, we’ve done reasonably well in the last six months in freeing up cash, and reducing inventory and receivables, and we’ll continue to tightly manage our cash.

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Longer term, how will your shift in strategic focus to System Sales re-shape Orbital?

CEO Terry Stinson

We’ve already done a lot to reshape the business over the last four years.  Leaving aside Synerject, we’ve transitioned from a consulting engineering and intellectual property business to a business that has a growing top line in System Sales.  The strategy is to focus on development and sales of specialised vehicle and engine management systems.  The team is delivering in line with this strategy.  In the case of AAI, we’ve expanded this to include not only the engine management system, but also the full engine.   Gradually, we’re replacing our consulting services revenue, which can be volatile, with System Sales.  This strategy should provide a more predictable level of recurring revenue and therefore greater certainty of future success for Orbital, and our shareholders.

System Sales, or rather the development and sales of systems, is a different kind of business and we’re transforming the company to be able to support the changing environment.  This has already been done at Orbital Autogas systems in Sydney, and was already present in Sprint Gas.  Now the change is coming to the core engineering group.   Here in Balcatta, we’ve had to transfer skills and to learn new skills like purchasing, logistics, manufacturing engineering and supplier quality control.  This re-shaping is bringing new life and significant change to this business.

I feel we have all the right ingredients for success.  We’re using Synerject as a model.  Synerject is a System Sales company and started right here in Balcatta.  The initial success of Synerject was largely due to Orbital innovation.  Here at this location, we developed engine management systems for marine engines, motor cycles, snow mobiles and jet skis.  A large portion of Synerject’s profits today are based on Orbital technologies.

We’re delivering the same kind of success with the Ford project, the AAI product, and others that are in the pipeline.  The work we’re doing with Toll Mining Services on heavy trucks is similar.  We’re using our knowledge and experience to develop new systems applications.  If we’re able to recreate the Synerject success, it will mean increased revenues and profits, and more importantly sustainability for our workforce and our shareholders.  Orbital’s core strength is innovation and innovation will drive our growth going forward.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Endnotes

10 September 2012

ASX Announcement: 10 September 2012/Open Briefing®/Orbital Corporation Limited

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